

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 27, 2016

Via E-mail
Ms. Kathy Willard
Chief Financial Officer
Live Nation Entertainment, Inc.
9348 Civic Center Drive
Beverly Hills, CA 90210

> **Re:** **Live Nation Entertainment, Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 26, 2016**
> **File No. 001-32601**

Dear Ms. Willard:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Independence, page 6

1.   Please advise how it was determined that the following directors are independent under NYSE rules and that there are no relationships involving these directors, such as those noted below, that would require disclosure under Item 404(a) of Regulation S-K:

- Mr. Ari Emanuel – Relationship between WME Entertainment and Lollapalooza; relationships between the company and WME Entertainment artists, etc.
- Mr. Mark Carleton – relationship with Liberty Media Corporation
- Mr. Jeff Hinson – relationship between YouPlus Media and House of Blues
- Mr. Mark Shapiro – relationship between IMG and the company

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions